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                                                                       Exhibit 1



                                                                          [LOGO]
                                                               MUSE Technologies


For Immediate Release


Contact: (Media) Steve Sukman or Christina Ward (505) 843-6873 media@musetech.com

            (Financial) Lev Janashvili, Ruder Finn (212) 583-2761 janashvilil@ruderfinn.com


MUSE Technologies Completes Acquisition of Virtual Presence Ltd.,
Extends Perceptual Computing Products into European Markets

     (Albuquerque, NM, November 18, 1999, 6:30 a.m. EST) MUSE Technologies (Nasdaq: MUZE), developer of advanced visualization and collaboration software, today announced that it has completed the acquisition of UK-based Virtual Presence Limited, a leading provider of interactive visualization solutions for companies in the European defense, medical and manufacturing industries.

     Virtual Presence, whose customers include the Royal Air Force, Johnson & Johnson, Royce and Fluor Daniel, will operate from existing offices in London, Manchester and Paris as a wholly owned subsidiary of MUSE Technologies. John Hough will continue to serve as the President of the European operation.

     According to Curtiz J. Gangi, President of MUSE Technologies, "The union of MUSE and Virtual Presence presents a powerful and timely opportunity for the two companies to leverage each other's technical expertise and market positioning. Virtual Presence has built what we believe is the leading virtual reality and visualization development team in Europe and, combined with our staff of technology experts, creates the preeminent international force in perceptual computing. We welcome Virtual Presence to the MUSE family and look forward to an exciting and productive future."

     John Hough noted, "MUSE and Virtual Presence have long shared a vision of how to shape the future of computer visualization. With our two companies united and sharing a wealth of marketing, technical and creative resources, we anticipate that our collective capabilities will provide a platform for the major expansion of our companies both in the USA and in Europe."

     Under the terms of the transaction, MUSE Technologies acquired Virtual Presence for a total of US$600,000 in cash payable over a 9-month period and 430,839 shares of MUSE Technologies' common stock, subject to certain restrictions. Of such shares, 205,522 are subject to adjustment in the event that the price of the common stock over a specified number of days prior to November 15, 2000 is less than US$4.41 per share.

     MUSE Technologies' software products are used by leading corporations and government agencies (including Goodyear, the US Navy, NASA and others) to analyze, present and share all types of information.

                                      (End)

1601 Randolph SE Suite 210, Albuquerque, New Mexico 87106
V: (800) 711-3899  F: (505) 766-9123     www.musetech.com   media@musetech.com

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MUSE Technologies                                         For Immediate Release

About MUSE Technologies

     MUSE Technologies, Inc. (Nasdaq: MUZE) is an international leader in the development of perceptual computing products that help computer users better understand complex information by presenting data using sight, sound and other methods of representation. Using Windows NT and UNIX-based systems, users of the Company's products can engage in dynamic collaboration and share both insight and information across all types of networks. MUSE Technologies provides a broad range of software, hardware, integration and development solutions to corporate and government customers in an array of industries through its Virtual Presence and MUSE Federal Systems Group subsidiaries. The Company maintains headquarters in Albuquerque, NM and offices in London, Manchester (UK), Paris and Houston. For more information on MUSE Technologies call 800-711-3899 or 505-843-6873, or visit the company's Web site at www.musetech.com. Information about Virtual Presence is available at www.vrweb.com.

     MuSE (spelled with the Greek mu symbol as the first character) and the MUSE Technologies logo are trademarks of MUSE Technologies, Inc., registered in the United States Patent & Trademark Office. For purposes of electronic transmission, the Greek mu character may appear as a capital "M." Windows NT and Windows are either registered trademarks or trademarks of Microsoft Corp. in the United States and/or other countries. Any other trademarks or copyrights referenced herein are the property of their respective owners.

     Information contained in this press release includes statements that are forward-looking. Actual results could differ materially from those projected in the forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is described in MUSE Technologies' Annual Report on Form 10-KSB for the fiscal year ended September 30, 1998, and its most recent quarterly report on Form 10-QSB, both of which are on file with the Securities and Exchange Commission.

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